QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 3

Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period and year ended December 31, 2016

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period and year ended December 31, 2016. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2016. This MD&A is prepared as at March 1, 2017. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2016, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 income-producing properties. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as the largest tenant, in addition to tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in nine countries: Canada, the United States, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom, Spain and Poland. The lease payments are primarily denominated in three currencies: the Canadian dollar ("$"), the US dollar ("US$") and the euro ("€").

SIGNIFICANT MATTERS

Lease Renewals

During 2016, Granite renewed, extended or entered into 28 leases representing 9.5 million square feet or approximately one-third of Granite's income-producing property portfolio and $82.1 million of annualized lease payments (see "PERFORMANCE MEASUREMENT") as at December 31, 2016. Of these 28 leases, Granite extended or renewed early and extended leases for 15 properties tenanted by Magna, including seven special purpose properties (see "INVESTMENT PROPERTIES"), as announced on October 3, 2016. These special purpose property leases represent 5.6 million square feet and $58.6 million of annualized lease payments as at December 31, 2016. Six of these seven leases were extended or renewed early and extended to the year 2032 with the seventh lease extended to 2028. Largely due to these agreements, Granite's weighted average lease term for special purpose properties has increased to 10.7 years at the end of 2016 from 5.9 years at the beginning of 2016 and the weighted average lease term for Granite's entire income-producing property portfolio has increased to 7.0 years at the end of 2016 from 4.7 years at the beginning of 2016.

Issuance of Debentures

On December 20, 2016, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly-owned subsidiary of the Trust, issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures") at a nominal premium. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2023 Debentures were primarily used to

Granite REIT 2016 5

refinance certain outstanding debt, including the redemption of senior unsecured debentures due in 2018 and also to repay the credit facility which had been drawn to repay approximately $105.4 million of mortgages and construction loans that were due to mature within the next 18 months. As a result, Granite's entire property portfolio is unencumbered by secured property debt.

On December 20, 2016, Granite LP also entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures to euro denominated payments, resulting in an effective interest rate of 2.43% for the term of the 2023 Debentures. In addition, the Trust will repay principal proceeds of €281.1 million and receive $400.0 million on November 30, 2023.

Redemption of Debentures

On December 21, 2016, Granite LP redeemed all of the $200.0 million aggregate principal amount outstanding of 4.613% Series 1 senior debentures due October 2, 2018 (the "2018 Debentures") for an aggregate redemption price of $213.2 million, being the higher of the principal amount and the Canada Yield Price calculated in accordance with the trust indenture governing the 2018 Debentures, including accrued and unpaid interest to December 21, 2016 of $2.0 million. In the year ended December 31, 2016, the Trust recorded early redemption costs of $11.9 million.

Upon issuance of the 2018 Debentures in October 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the 2018 Debentures for €142.3 million and euro denominated interest payments at a 3.56% interest rate. Due to the early redemption of the 2018 Debentures, the Trust settled the 2018 Cross Currency Interest Rate Swap with a payment of $1.2 million.

Capital Investment

On October 3, 2016, in connection with the early renewal and extension of leases at two special purpose properties located in Bowling Green, Kentucky and Piedmont, South Carolina, Granite announced its commitment to purchase from Magna certain building expansions representing an aggregate 0.5 million square feet of leasable area. On January 31, 2017, Granite purchased these building expansions for $72.1 million (US$ 53.7 million) which will result in an increase in annual rental revenue of approximately $5.9 million (US$ 4.4 million) based on lease terms in place. These expansions were funded by a combination of cash on hand and proceeds from the 2023 Debentures.

Purchase of Non-Controlling Interests

On November 17, 2016, Granite acquired the non-controlling interests in five U.S. properties and settled contingent consideration obligations for total cash consideration of $20.9 million (US$ 15.6 million). The purchase of the non-controlling interests for $12.1 million (US$ 9.0 million) resulted in a 100% ownership interest. In 2013, Granite acquired a 90% interest in two income-producing properties located in Logan, New Jersey and Savannah, Georgia, a 95% interest in one income-producing property in Portland, Oregon and a 90% interest in two development lands located in Berks County, Pennsylvania and Shepherdsville, Kentucky that were subsequently developed into modern warehouse facilities. Concurrent with the purchase of the non-controlling interests in November 2016, the contingent consideration obligations recognized on acquisition of these properties were settled for a total cash payment of $8.8 million (US$ 6.6 million) and the outstanding mortgages and constructions loans of $105.4 million (US$ 78.5 million) associated with these properties were ultimately refinanced with the proceeds from the unsecured 2023 Debentures.

Board and Officer Appointments

On November 22, 2016, Donald Clow was appointed as a trustee of Granite REIT and a director of Granite GP. Mr. Clow is currently the President and Chief Executive Officer of Crombie Real Estate Investment Trust.

Effective September 12, 2016, Ilias Konstantopoulos was appointed Granite's Chief Financial Officer. Mr. Konstantopoulos is a senior financial executive who brings over 20 years of corporate finance, mergers

6 Granite REIT 2016

and acquisitions and capital markets expertise to Granite from his roles as Managing Partner at Brookfield Financial and Managing Director at BMO Capital Markets.

On April 20, 2016, Brydon Cruise was appointed as a trustee of Granite REIT and a director of Granite GP. Mr. Cruise is a senior financial executive with over 25 years of experience in the global real estate industry concentrating on acquisitions, mergers and corporate finance in both North America and Europe. He is currently Chairman and Managing Partner of Brookfield Financial Securities LP and has been a senior member of that group since 2003.

On March 31, 2016, Michael Forsayeth was appointed Granite's Chief Executive Officer. Prior to March 31, 2016, Mr. Forsayeth was Chief Financial Officer and Interim Chief Executive Officer.

STRATEGIC OUTLOOK

During 2016, Granite achieved several strategic priorities that have provided it with:

  •
  Long-term stability and enhanced visibility of its future revenue streams;

  •
  An overall portfolio weighted average lease term of 7.0 years;

  •
  A balance sheet unencumbered by secured debt and with an extended debt maturity schedule;

  •
  A lower cost of capital resulting from a reduced cost of debt with expected interest expense savings of approximately $2.8 million;

  •
  A strong liquidity position supported by the borrowing capacity inherent in its relatively low leveraged balance sheet; and

  •
  An enhanced working relationship with its core tenant, Magna.

Looking ahead, management sees continued significant value creation opportunities by building on this foundation through investing to grow Granite's asset base by leveraging its balance sheet and by managing its existing real estate portfolio.

In 2017 and beyond, management expects to pursue:

  •
  Property, portfolio and corporate acquisitions, with a focus of capitalizing on any regional disparities, market disruptions or cyclical downturns across its international geographies;

  •
  Development opportunities from within Granite's existing portfolio and from acquired real estate assets;

  •
  Joint ventures and similar arrangements with local operating partners;

  •
  The targeted sale of certain non-core properties, primarily Magna tenanted; and

  •
  Further investments with its tenants, including Magna, in support of their growth where management believes it's in the best long-term economic interest of Granite.

Granite's long-term strategy remains unchanged: to continue to build a high quality diversified industrial real estate business; to patiently grow and diversify its asset base through acquisitions, development and dispositions; to optimize its balance sheet; and to reduce the exposure to Magna and the special purpose properties over the long-term.

FOREIGN CURRENCIES

Fluctuations in the Canadian dollar relative to other currencies will result in fluctuations in the reported value of revenues, expenses, cash flows, assets and liabilities. At December 31, 2016, approximately 72% of Granite's rental revenues were denominated in currencies other than the Canadian dollar and all of Granite's interest expense is denominated in euros as a result of the cross currency interest rate swaps in place. At December 31, 2016, all of Granite's debt was denominated in euros, however, historically, borrowings have also been made in US dollars. As such, material changes in the value of the Canadian dollar relative to these

Granite REIT 2016 7

foreign currencies (primarily the euro and US dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three month periods and years ended December 31, 2016 and 2015, as well as the exchange rates as at December 31, 2016, September 30, 2016 and December 31, 2015. The exchange rates reflected are for the two most significant currencies in which the Trust conducts business.

	Average Exchange Rates
	Three Months Ended December 31,				Years Ended December 31,
	2016	2015	Change		2016	2015	Change
$ per US$ 1.00	1.334	1.335	—%		1.326	1.279	4%
$ per €1.00	1.438	1.461	(2%	)	1.466	1.418	3%

	Exchange Rates as at
	December 31, 2016	September 30, 2016	Change		December 31, 2015	Change
$ per US$ 1.00	1.343	1.312	2%		1.384	(3%	)
$ per €1.00	1.417	1.474	(4%	)	1.503	(6%	)

The results of operations and financial position of all United States and most European operations were translated into Canadian dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, in accordance with the Trust's policy, Granite may enter into derivative financial arrangements for currency hedging purposes, but not for speculative purposes.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

  •
  Funds from operations ("FFO");

  •
  Comparable FFO;

  •
  FFO payout ratio;

  •
  Annualized lease payments ("ALP"); and

  •
  Leverage ratio.

Readers are cautioned that certain terms used in this MD&A and accompanying letter to unitholders such as FFO, comparable FFO, FFO payout ratio, ALP, leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the year ended December 31, 2016.

8 Granite REIT 2016

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2016 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

When applicable, certain large unusual items may be added to or deducted from FFO to arrive at a comparable FFO amount. Comparable FFO for the three month period and year ended December 31, 2016 excludes $11.9 million of early redemption costs associated with the 2018 Debentures, as the redemption of the remaining unsecured debentures is not expected (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2016 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016 — Funds From Operations"). There were no such adjustments for the three month period and year ended December 31, 2015. In the future, other large unusual items may also be considered when determining comparable FFO and will be explicitly described and quantified.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

Annualized lease payments represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Any other revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at December 31, 2016 (see "LEASING PROFILE — Annualized Lease Payments"). Granite considers ALP to be a useful indicator of rental revenue excluding tenant recoveries and straight-line revenue adjustments anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue excluding tenant recoveries and straight-line revenue adjustments and therefore not comparable to any measure in the combined financial statements.

Leverage ratio

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

Granite REIT 2016 9

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development ("properties under development") and land held for development. The income-producing properties can be categorized as (i) modern logistics/distribution warehouse facilities ("modern warehouse facilities"), which were recently acquired or newly developed/redeveloped within the last four years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The fair value of the investment properties by category as at December 31, 2016 and 2015 was as follows:

Fair Value of Investment Properties by Category

	2016		2015
As at December 31,	Fair Value	%	Fair Value	%
Modern warehouse facilities	$600.0	22.6	$580.4	22.4
Multi-purpose facilities	696.3	26.2	733.3	28.3
Special purpose properties	1,350.0	50.9	1,262.9	48.7

Income-Producing Properties	2,646.3	99.7	2,576.6	99.4
Properties Under Development	—	—	8.6	0.3
Land Held For Development	6.8	0.3	7.2	0.3

	$2,653.1	100.0%	$2,592.4	100.0%

The change in the fair value of investment properties by category during the year ended December 31, 2016 is shown in the following table:

Change in Fair Value of Investment Properties by Category

	January 1, 2016	Fair value gains	Capital expenditures	Dispositions and transfers	Foreign exchange losses	Other changes	December 31, 2016
Modern warehouse facilities	$580.4	16.2	8.1	13.6	(23.2)	4.9	$600.0
Multi-purpose facilities	733.3	20.7	2.1	(42.0)	(18.4)	0.6	696.3
Special purpose properties	1,262.9	139.0	0.1	—	(47.4)	(4.6)	1,350.0

Income-Producing Properties	2,576.6	175.9	10.3	(28.4)	(89.0)	0.9	2,646.3
Properties Under Development	8.6	—	5.8	(13.6)	(0.8)	—	—
Land Held For Development	7.2	—	—	—	(0.4)	—	6.8

	$2,592.4	175.9	16.1	(42.0)	(90.2)	0.9	$2,653.1

During the year ended December 31, 2016, the fair value of investment properties increased by $60.7 million as a result of the net impact of the following:

  i.
  net fair value gains of $175.9 million primarily attributable to positive changes in leasing assumptions relating to lease extensions or early renewals and extensions associated with the 15 properties concluded with Magna and announced October 3, 2016. Approximately $135 million of the $175.9 million fair value gain related to the lease extensions or early renewals and extensions of the

10 Granite REIT 2016

    seven special purpose properties of which 62%, 30% and 8% related to properties in Canada, the United States and Austria, respectively. These changes in leasing assumptions also generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows. Approximately $25 million of the $175.9 million net fair value gains in 2016 were attributable to the remaining eight lease extensions or early renewals and extensions for multi-purpose facilities leased to Magna (see "SIGNIFICANT MATTERS — Lease Renewals"). The majority of the fair value gains within the modern warehouse facilities category was attributable to the leasing activity at the two recently developed properties in the United States;

  ii.
  capital expenditures totaling $16.1 million which include expansion and maintenance or improvement expenditures. Expansion capital expenditures are discretionary in nature and are geared toward generating new investment streams as well as increasing the productivity of the property. Expansion capital expenditures totaled $14.0 million of which $5.8 million was invested in the recently developed property in Wroclaw, Poland and $8.1 million was invested at the two recently developed properties in the United States which were leased to non-Magna tenants. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Maintenance or improvement capital expenditures of $2.1 million primarily related to replacements of roofs, parking lots and heating, ventilation and air conditioning equipment;

  iii.
  a decrease of $42.0 million related to the disposition of seven income-producing properties in the United States, Germany and Austria, of which three were leased to Magna, three were leased to non-Magna tenants and one was vacant; and

  iv.
  $90.2 million of foreign exchange losses which included $20.9 million and $66.0 million as a result of the relative weakening of the US dollar and euro, respectively, against the Canadian dollar.

Income-Producing Properties

At December 31, 2016, Granite had 92 income-producing properties which represented approximately 30 million square feet of rentable space. The portfolio included some office buildings that comprised less than 1% of the total square footage of the income-producing properties. At December 31, 2016, the occupancy rate of Granite's income-producing property portfolio was 99% (December 31, 2015 — 97%) based on the total square footage available to be leased.

The fair value of the income-producing properties by country as at December 31, 2016 and 2015 was as follows:

Fair Value of Income-Producing Properties by Country

	December 31, 2016		December 31, 2015
	Fair Value	%	Fair Value	%
Canada	$763.7	29	$671.4	26
Austria	699.0	26	735.9	29
United States	774.8	29	734.8	28
Germany	242.5	9	272.2	11
Netherlands	118.1	5	125.1	5
Other	48.2	2	37.2	1

	$2,646.3	100%	$2,576.6	100%

Granite REIT 2016 11

As at December 31, 2016, the number of properties and the fair value of the income-producing properties by country and category was as follows:

Income-Producing Property Segmentation by Country, Category,
Fair Value and Number

	Modern warehouse facilities		Multi-purpose facilities
					Special purpose properties
							Total
	Fair Value		Fair Value
		#		#	Fair Value	#	Fair Value	#
Canada	$7.4	1	$385.6	35	$370.7	4	$763.7	40
Austria	—	—	86.2	7	612.8	4	699.0	11
United States	360.2	8	110.1	12	304.5	3	774.8	23
Germany	100.7	5	79.8	5	62.0	1	242.5	11
Netherlands	118.1	3	—	—	—	—	118.1	3
Other	13.6	1	34.6	3	—	—	48.2	4

	$600.0	18	$696.3	62	$1,350.0	12	$2,646.3	92

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year. The key valuation metrics for Granite's investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 3 to the audited combined financial statements for the year ended December 31, 2016. In addition, valuation metrics for Granite's investment properties by category for the years ended December 31, 2016 and 2015 were as follows:

Valuation Metrics by Investment Property Category

	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties
							Total
Weighted Average(1) As at December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
Discount rate	7.14%	7.29%	8.31%	8.56%	7.82%	8.39%	7.80%	8.23%
Terminal capitalization rate	6.63%	6.76%	7.85%	7.96%	8.22%	8.77%	7.74%	8.13%
Overall capitalization rate(2)	6.54%	6.72%	9.38%	10.88%	8.03%	9.01%	8.03%	9.01%
(1)
Weighted based on investment property fair value.

(2)
Overall capitalization rate is defined as stabilized forecasted property revenue less property expenses divided by the fair value of the property. Stabilized property revenue excludes straight-line rents and property expenses are adjusted for items such as vacancy rates and other non-recurring items.

As noted previously, the change in discount, terminal and overall capitalization rates for the special purpose properties and multi-purpose facilities was primarily due to the increased certainty and extension of contractual cash flows resulting from the lease extensions or early renewals and extensions for 15 properties tenanted by Magna (see "SIGNIFICANT MATTERS — Lease Renewals").

Properties Under Development

During the second quarter of 2016, construction of the first of three logistics-warehouse facilities in Wroclaw, Poland representing 0.3 million square feet of leasable area was completed for a total cost of $12.0 million and was funded using cash from operations. The property is 39% leased.

12 Granite REIT 2016

Land Held for Development

In May 2015, the Trust acquired a 28 acre parcel of development land located in Wroclaw, Poland for a purchase price of $6.0 million. The phased development of three facilities for approximately 0.6 million square feet of logistics-warehouse space has commenced with the construction of one 0.3 million square foot facility as noted above. Construction of the remaining two facilities is expected to commence once Granite's pre-leasing objectives are achieved. In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana which is being held for future development and provides for up to 0.5 million square feet of logistics-industrial space.

LEASING PROFILE

Magna, Granite's Largest Tenant

At December 31, 2016, Magna was the tenant at 63 (December 2015 — 66) of Granite's income-producing properties and comprised 78% (December 2015 — 79%) of Granite's annualized lease payments. Magna has credit ratings of A3 by Moody's Investors Service, A- by Standard & Poor's and A(low) by DBRS Limited. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including producing body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

  •
  the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

  •
  rent escalations based on either fixed-rate steps or inflation;

  •
  renewal options tied to market rental rates or inflation;

  •
  environmental indemnities from the tenant; and

  •
  a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite's leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Granite REIT 2016 13

Annualized Lease Payments

Granite's annualized lease payments as at December 31, 2016, including the changes from September 30, 2016 and December 31, 2015, were as follows:

Changes in Annualized Lease Payments

	Three Months Ended December 31, 2016	Year Ended December 31, 2016
Annualized lease payments, beginning of period	$220.7	$228.6
Contractual rent adjustments	0.3	2.7
Completed projects	—	0.1
Property disposals	—	(4.0)
New leases and re-leasing	0.3	4.2
Lease extensions or early lease renewals and extensions	—	(0.8)
Vacancies	(2.2)	(6.3)
Changes in foreign currency exchange rates	(2.5)	(7.9)

Annualized lease payments, as at December 31, 2016	$216.6	$216.6

During the fourth quarter of 2016, annualized lease payments decreased by $4.1 million from $220.7 million at September 30, 2016 to $216.6 million at December 31, 2016. This decrease reflected the net impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $0.3 million due to rent escalations in leases for properties in Canada and the United States;

  ii.
  the leasing of a vacant property in Canada increased annualized lease payments by $0.3 million;

  iii.
  the expected vacancy by Magna in the second quarter of 2017 as a result of two lease expiries for properties in Germany and the United States decreased annualized lease payments by $2.2 million; and

  iv.
  net changes in foreign currency exchange rates decreased annualized lease payments by $2.5 million. The relative weakening of the euro against the Canadian dollar decreased annualized lease payments by $3.9 million while the relative strengthening of the US dollar against the Canadian dollar increased annualized lease payments by $1.4 million.

On a year to date basis, annualized lease payments decreased by $12.0 million from $228.6 million at December 31, 2015 to $216.6 million at December 31, 2016. This decrease reflected the net impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $2.7 million which included $1.5 million related to Consumer Price Index ("CPI") based increases on properties representing 10.1 million square feet of leasable area in North America and Europe and $1.2 million due to fixed contractual rent escalations;

  ii.
  the completion of an improvement project in Canada increased annualized lease payments by $0.1 million;

  iii.
  the sale of six properties in the United States and Germany with an aggregate square footage of 1.3 million decreased annualized lease payments by $4.0 million;

  iv.
  the leasing of recently developed properties in the United States and Poland and a previously vacant property in Canada increased annualized lease payments by $5.5 million and $0.3 million respectively, while the extension of a lease at a property in Canada decreased annualized lease payments by $1.6 million;

14 Granite REIT 2016

  v.
  the extensions or early renewals and extensions concluded with Magna and announced on October 3, 2016 reduced annualized lease payments by a net $0.8 million;

  vi.
  as noted above, the expected vacancy by Magna in the second quarter of 2017 at two properties in the United States and Germany decreased annualized lease payments by $6.3 million; and

  vii.
  changes in foreign currency exchange rates decreased annualized lease payments by $7.9 million. The relative weakening of the euro and US dollar against the Canadian dollar decreased annualized lease payments by $6.0 million and $1.9 million, respectively.

The annualized lease payments by currency at December 31, 2016 and December 31, 2015 were as follows:

Annualized Lease Payments Segmented by Currency

	December 31, 2016		December 31, 2015
	ALP	%	ALP	%
Euro	$96.0	44	$103.2	45
Canadian dollar	58.7	27	64.1	28
US dollar	61.2	28	60.4	26
Other	0.7	1	0.9	1

	$216.6	100%	$228.6	100%

Leasing Activity

Lease Expiries in 2017

Granite had 17 leases comprising 5.1 million square feet with expiry dates in 2017. The following table details the status as at March 1, 2017 of these leases by category, square footage and ALP:

Status of Lease Expiries in 2017

	Number of leases	Square Footage	ALP
		(in thousands)	(in millions)
Special purpose properties	3	2,670	$23.1
Modern warehouse facilities	2	358	2.4
Multi-purpose facilities	6	1,082	10.3

Renewed or extended leases	11	4,110	35.8

Modern warehouse facilities	1	123	0.6
Multi-purpose facilities	2	—	0.8

Negotiations pending or in-progress	3	123	1.4

Multi-purpose facilities	1	254	0.6

Leases with short termination notices	1	254	0.6

Multi-purpose facilities	2	604	2.3

Not renewed and expected vacancy	2	604	2.3

Total 2017 lease expiries	17	5,091	$40.1

Granite REIT 2016 15

Other New Leases, Renewals and Extensions

Leasing activity through March 1, 2017 related to space expiring beyond 2017 included the following:

  i.
  lease extensions or early renewals and extensions with Magna announced on October 3, 2016 for four special purpose properties and six multi-purpose facilities that had contractual lease expiries beyond December 31, 2017 or short-term termination notices;

  ii.
  a lease with a non-Magna tenant was executed for the 0.75 million square feet recently completed development property in Pennsylvania, United States. The lease expires on March 31, 2022 and has an ALP of $2.9 million at December 31, 2016;

  iii.
  a lease expiring in 2018 for a 0.3 million square foot property leased to non-Magna tenant in Germany was extended to June 2021; and

  iv.
  a 10 year lease was executed with a non-Magna tenant for a 0.1 million square foot property in Canada that had been previously vacant.

Lease Expiration

As at December 31, 2016, Granite's portfolio had an overall weighted average lease term by square footage of 7.0 years, compared to 4.7 years as at December 31, 2015, with lease expiries by area (in thousands of square feet) and related annualized lease payments (in millions) set out in the table below:

Lease Expiry Profile

		Vacant	2017		2018		2019		2020		2021		2022		2023 and Beyond
	Total Rental Area(1)	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,719	—	254	1.4	1,310	7.5	435	2.7	1,033	7.0	316	3.1	736	7.4	3,635	29.6
United States	8,486	—	427	2.4	989	5.8	252	1.8	103	0.8	87	0.7	1,233	4.3	5,395	45.4
Austria	8,091	—	—	—	745	3.6	392	3.5	—	—	389	2.6	802	9.1	5,763	44.0
Germany	3,151	—	300	0.5	706	5.0	303	1.6	—	—	308	2.3	283	2.0	1,251	8.8
Netherlands	1,441	—	—	—	314	2.1	500	3.0	627	4.3	—	—	—	—	—	—
Other	705	165	—	—	90	0.7	136	0.6	—	—	314	3.0	—	—	—	—

Total	29,593	165	981	4.3	4,154	24.7	2,018	13.2	1,763	12.1	1,414	11.7	3,054	22.8	16,044	127.8

% of portfolio:
* by sq ft	100%	1%	3%		14%		7%		6%		5%		10%		54%

* by ALP	100%			2%		11%		6%		6%		5%		11%		59%

(1)
Total rental area does not include 0.5 million square footage associated with the commitment to purchase building expansions at two special purpose properties at December 31, 2016 (see "SIGNIFICANT MATTERS — Capital Investment").

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2016, the Trust incurred leasing costs and lease incentives of $1.2 million and $3.4 million, respectively.

16 Granite REIT 2016

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2016

Components of the Trust's net income for the three month periods ended December 31, 2016 and 2015 were as follows:

	Three Months Ended December 31,
(in millions, except per unit information)	2016	2015
Rental revenue and tenant recoveries	$54.3	$54.9
Property operating costs	1.9	1.9
General and administrative	7.8	7.6
Depreciation and amortization	0.2	0.2
Interest expense and other financing costs, net	4.8	4.9
Early redemption costs of unsecured debentures	11.9	—
Foreign exchange losses (gains), net	—	0.2
Fair value gains on investment properties, net	(6.2)	(11.0)
Fair value losses (gains) on financial instruments	(1.2)	0.2
Loss on sale of investment properties	—	0.4

Income before income taxes	35.1	50.5
Income tax expense	5.6	5.1

Net income	$29.5	$45.4
Less non-controlling interests	(0.1)	(0.2)

Net income attributable to stapled unitholders	$29.4	$45.2

FFO(1)	$26.2	$39.5
Comparable FFO(1)(2)	$38.1	$39.5
Basic and Diluted FFO per stapled unit(1)	$0.56	$0.84
Basic and Diluted comparable FFO per stapled unit(1)(2)	$0.81	$0.84
FFO payout ratio(2)	77%	69%

(1)
See "Results of Operations for the Three Months Ended December 31, 2016 — Funds from Operations".

(2)
Excludes $11.9 million expense ($0.25 per stapled unit) incurred in the fourth quarter of 2016 with respect to the early redemption of the 2018 Debentures (see "PERFORMANCE MEASUREMENT — Comparable funds from operations").

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended December 31, 2016 decreased $0.6 million to $54.3 million from $54.9 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, three months ended December 31, 2015	$54.9
Contractual rent adjustments	0.6
Completed projects	0.1
Leasing and renewals	0.9
Property disposals	(1.0)
Changes in foreign currency exchange rates	(0.4)
Other, including straight-line adjustments to rental revenue	(0.8)

Rental revenue, three months ended December 31, 2016	$54.3

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the $0.6 million increase in revenue from contractual rent adjustments included $0.4 million from CPI based increases and $0.2 million from fixed contract adjustments relating to rent escalations;

Granite REIT 2016 17

  ii.
  the completion of two improvement projects at properties in Canada contributed $0.1 million to rental revenue;

  iii.
  the leasing of the two completed development properties in the United States and one in Poland increased revenue by $1.5 million and $0.1 million, respectively. These increases were partially offset by $0.7 million due to renewals or extensions of a lease in Canada and four leases in the United States at rental rates which were lower than the expiring lease rates;

  iv.
  rental revenue was negatively impacted by $1.0 million due to the sale of income-producing properties in the United States and Germany earlier in the year;

  v.
  foreign exchange had a $0.4 million negative impact on reported rental revenues due to the relative weakening of the euro against the Canadian dollar; and

  vi.
  other items, which had a net negative impact of $0.8 million on revenue, included $1.1 million of straight-line adjustments primarily from lease renewals and extensions in the fourth quarter of 2016, partially offset by $0.3 million of increased tenant recoveries resulting from the lease-up of the two developed properties in the United States during the year.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, remained consistent at $1.9 million for both the three month periods ended December 31, 2016 and 2015. Property operating costs for the fourth quarter of 2016 included costs resulting from the tenancy of the developed properties in the United States. Property operating costs for the fourth quarter of 2015 included advisory costs associated with the Trust's review of strategic alternatives that concluded earlier in the year.

General and Administrative Expenses

General and administrative expenses for the three month periods ended December 31, 2016 and 2015 were $7.8 million and $7.6 million, respectively. The $0.2 million increase was primarily due to a $1.1 million increase in compensation costs primarily associated with additional grants awarded under Granite's unit-based compensation plans and the increased valuation of the units outstanding under those plans resulting from the increase in the market price of the Trust's stapled units, largely offset by a $0.9 million reduction in director/trustee special committee fees and advisory costs incurred with respect to the Trust's review of strategic alternatives in the fourth quarter of 2015.

General and administrative expenses include $0.9 million and $0.3 million expense resulting from the fair value remeasurement of unit-based compensation liabilities in the three month periods ended December 31, 2016 and 2015, respectively.

Depreciation and Amortization

There was no notable change to depreciation and amortization expense which pertains to the amortization of fixed assets for Granite's offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.8 million in the three month period ended December 31, 2016 compared to $4.9 million in the prior year period. The $0.1 million decrease is primarily due to the interest savings from the repayment of the outstanding mortgages and construction loans in November 2016 (see "SIGNIFICANT MATTERS — Purchase of Non-Controlling Interests").

18 Granite REIT 2016

Early Redemption Costs of Unsecured Debentures

In the fourth quarter of 2016, Granite recorded early redemption costs related to the 2018 Debentures of $11.9 million which included a redemption premium of $11.2 million and $0.7 million of accelerated amortization of issuance costs.

Foreign Exchange Gains/Losses

Granite recognized net foreign exchange gains of less than $0.1 million in the three month period ended December 31, 2016 and net foreign exchange losses of $0.2 million in the prior year period. Net foreign exchange gains for the three month period ended December 31, 2016 of less than $0.1 million included $0.4 million of realized foreign exchange gains on derivative financial instruments relating to foreign exchange contracts, offset by $0.4 million of net foreign exchange losses arising from the remeasurement of certain assets and liabilities of the Trust that are denominated in US dollars and euros.

The net foreign exchange losses of $0.2 million in the three month period ended December 31, 2015 included $0.3 million of realized foreign exchange losses on derivative financial instruments relating to foreign exchange contracts, partially offset by $0.1 million of net foreign exchange gains arising from the remeasurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros.

Fair Value Gains on Investment Properties, Net

Net fair value gains on investment properties were $6.2 million and $11.0 million in the three month periods ended December 31, 2016 and 2015, respectively. In the three month period ended December 31, 2016, the net fair value gains of $6.2 million were attributable to several factors including market rent increases for certain properties in the United States and a compression in discount and terminal capitalization rates for certain properties in Germany and the Netherlands that resulted from market demand which led to improved asset pricing.

The net fair value gains in the three month period ended December 31, 2015 of $11.0 million were primarily attributable to market rent increases and the reduction in operating cash outflows for properties in North America as well as the positive impact of leasing activity at two properties which had been recently developed in the United States.

Fair Value Gains/Losses on Financial Instruments

Granite recognized net fair value gains of $1.2 million and losses of $0.2 million on financial instruments in the three month periods ended December 31, 2016 and 2015, respectively. The net fair value gains or losses consisted of unrealized amounts related to foreign exchange contracts outstanding at the end of the year (see note 13 to the audited combined financial statements for the year ended December 31, 2016).

Loss on Sale of Investment Properties

The loss on sale of investment properties of $0.4 million in the three month period ended December 31, 2015 was due to costs associated with the sale of investment properties and included the costs of sale for a vacant property in Austria for gross proceeds of $5.0 million.

Income Tax Expense

Income tax expense for the three months ended December 31, 2016 and 2015 was $5.6 million compared to $5.1 million in the prior year period. Included in income tax expense for the three month periods ended

Granite REIT 2016 19

December 31, 2016 and 2015 was a current income tax expense of $1.3 million and $0.6 million, respectively, comprised of:

	Three Months Ended December 31,
	2016	2015
Foreign operations	$1.1	$0.7
Canadian corporate entities	—	(0.4)
Withholding taxes related to foreign dividends received	0.1	—
Change in reserve due to settlements of tax audits	(1.7)	—
Change in other tax reserves, net	1.8	0.3

Current tax expense	$1.3	$0.6

Also included in the income tax expense for the three months ended December 31, 2016 and 2015 was a deferred tax expense of $4.3 million and $4.5 million, respectively. Virtually all of the deferred tax expense was attributable to the fair value gains in respect of investment properties in foreign jurisdictions that Granite operates in and, for the respective periods, was comprised of:

	Three Months Ended December 31,
	2016	2015
Fair value gains/losses in respect of investment properties	$4.3	$4.1
Timing differences pertaining to tax depreciation	1.7	1.6
Other items	(1.7)	(1.2)

Deferred tax expense	$4.3	$4.5

The Trust's effective tax rate was 16.0% in the fourth quarter of 2016, compared with 10.1% in the fourth quarter of 2015. The net increase in the effective tax rate primarily related to i) early redemption costs of unsecured debentures expensed in the fourth quarter of 2016 having no tax benefit as the expense was incurred in a jurisdiction in which taxes are not recorded, offset by ii) a reduction in fair value gains in jurisdictions in which deferred taxes are recorded.

The Trust is structured with the objective of optimizing the after-tax distributions it receives from its various taxable subsidiary entities. Income tax and tax treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities, and may impact the level of taxable income earned by the Trust and the sources of income distributed by the Trust.

Net Income

For the three month period ended December 31, 2016, net income was $29.5 million compared to $45.4 million in the prior year period. The $15.9 million net decrease was primarily due to $11.9 million of early redemption costs related to the 2018 Debentures and a $4.8 million reduction in fair value gains on investment properties.

Net Income Attributable to Stapled Unitholders

Net income attributable to stapled unitholders for the three month periods ended December 31, 2016 and 2015 was $29.4 million and $45.2 million, respectively. The non-controlling interests' share of net income for the fourth quarters of 2016 and 2015 was $0.1 million and $0.2 million, respectively.

20 Granite REIT 2016

Funds From Operations

	Three Months Ended December 31,
(in thousands, except per unit information)
	2016	2015
Net income attributable to stapled unitholders	$29,428	$45,165
Add (deduct):
Fair value gains on investment properties, net	(6,209)	(11,041)
Fair value losses (gains) on financial instruments	(1,236)	262
Loss (recovery) on sale of investment properties	(24)	454
Deferred income tax expense	4,295	4,486
Non-controlling interests relating to the above	(28)	170

FFO	26,226	39,496

Early redemption costs of unsecured debentures	11,920	—

Comparable FFO	$38,146	$39,496

Basic and Diluted FFO per stapled unit	$0.56	$0.84

Basic and Diluted comparable FFO per stapled unit	$0.81	$0.84

Basic number of stapled units outstanding	47,094	47,017

Diluted number of stapled units outstanding	47,094	47,025

Comparable FFO for the three month periods ended December 31, 2016 and 2015 was $38.1 million and $39.5 million, respectively. The $1.4 million decrease in comparable FFO was primarily due to a $0.6 million decrease in rental revenue and tenant recoveries and a $0.7 million increase in current tax expense resulting from reduced tax deductions in a European jurisdiction in 2016 and tax recoveries recorded in the prior year period.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016

Highlights

	Years Ended December 31,
(in millions, except per unit information)
	2016	2015
Rental revenue and tenant recoveries	$223.4	$216.3
Net income attributable to stapled unitholders	279.3	193.3
FFO(1)	149.7	158.4
Comparable FFO(1)(2)	161.6	158.4
Basic FFO per stapled unit(1)	$3.18	$3.37
Diluted FFO per stapled unit(1)	$3.18	$3.36
Basic comparable FFO per stapled unit(1)(2)	$3.43	$3.37
Diluted comparable FFO per stapled unit(1)(2)	$3.43	$3.36
FFO payout ratio(2)	71%	68%
(1)
See "Results of Operations for the Year Ended December 31, 2016 — Funds from Operations".

(2)
Excludes $11.9 million expense ($0.25 per stapled unit) incurred in the fourth quarter of 2016 with respect to the early redemption of the 2018 Debentures (see "PERFORMANCE MEASUREMENT — Comparable funds from operations").

Granite REIT 2016 21

(in millions, except number of properties)	December 31, 2016	December 31, 2015
Number of income-producing properties	92	98
Leasable area (sq. ft.)	29.6	30.5
Annualized lease payments	$216.6	$228.6
Investment properties, fair value	$2,653.1	$2,592.4

Rental Revenue and Tenant Recoveries

Rental revenue for the year ended December 31, 2016 increased $7.1 million to $223.4 million from $216.3 million in the prior year. The change in rental revenue is set out below:

Rental revenue, year ended December 31, 2015	$216.3
Contractual rent adjustments	2.4
Completed projects	0.7
Leasing and renewals	1.1
Property disposals	(3.2)
Changes in foreign currency exchange rates	5.2
Other, including straight-line adjustments to rental revenue	0.9

Rental revenue, year ended December 31, 2016	$223.4

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the $2.4 million increase in revenue from contractual rent adjustments included $1.3 million from CPI based increases and $1.1 million from fixed contract adjustments related to rent escalations;

  ii.
  the completion of improvement and expansion projects in Canada and Austria contributed $0.7 million to rental revenue;

  iii.
  the leasing of two completed development properties in the United States and one completed development property in Poland increased revenue by $2.4 million and $0.2 million, respectively. These increases were offset by $1.5 million relating to the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates;

  iv.
  rental revenue was negatively impacted by $3.2 million due to the sale of income-producing properties in North America and Germany;

  v.
  foreign exchange had a $5.2 million positive impact on reported rental revenues as the relative strengthening of the US dollar and euro against the Canadian dollar increased rental revenue by $2.1 million and $3.1 million, respectively; and

  vi.
  other items, which had a net positive impact of $0.9 million on revenue, included i) $0.6 million of net positive straight-line revenue adjustments associated with leasing activity in the year and ii) $0.9 million of increased tenant recoveries resulting from new leases entered into at the two developed properties in the United States, partially offset by i) $0.9 million of close-out fees received in 2015 with respect to expired leases for properties in the United States and Austria.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $7.6 million and $7.1 million for the years ended December 31, 2016 and 2015, respectively. The $0.5 million increase in property costs was related to several factors including $0.7 million of costs for the recently developed and tenanted facility in Pennsylvania, United States that was under construction for part of the prior year, partially offset by $0.5 million in advisory costs associated with the Trust's review of strategic alternatives in 2015.

22 Granite REIT 2016

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2016 and 2015 were $28.0 million and $28.3 million, respectively. The $0.3 million net decrease primarily consisted of:

  i.
  a severance expense of $3.5 million associated with the departure of Granite's previous Chief Executive Officer, which after taking into account the surrender of his units having a value of $1.7 million under the equity-based compensation plan, resulted in a net expense of $1.8 million in 2015; and

  ii.
  a $1.0 million reduction in director/trustee special committee fees and advisory costs incurred with respect to the review of strategic alternatives during 2015, partially offset by;

  iii.
  $2.1 million in increased compensation costs primarily attributable to the valuation of units outstanding under Granite's unit-based compensation plans resulting from an increase in the market price of the Trust's stapled units; and

  iv.
  a $0.5 million increase in legal and tax consulting fees primarily related to internal reorganizations and income tax audits, recruiting fees and temporary staff replacements.

For the years ended December 31, 2016 and 2015, general and administrative expenses include $1.4 million expense and $0.8 million recovery, respectively, resulting from the fair value remeasurement of unit-based compensation liabilities.

Depreciation and Amortization

There was no notable change to depreciation and amortization expense which pertains to the amortization of fixed assets for Granite's offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $19.6 million in the year ended December 31, 2016 compared to $18.7 million in the prior year and comprised of the following:

	Years Ended December 31,
	2016	2015
2018 Debentures, issued October 2013(1)	$7.6	$7.6
2021 Debentures, issued July 2014(1)	7.0	6.8
2023 Debentures, issued December 2016(1)	0.2	—

	14.8	14.4
Mortgages and construction loans	3.1	2.5
Other financing costs, net	1.7	1.8

	$19.6	$18.7

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

Interest expense associated with the debentures increased $0.4 million, $0.2 million related to the foreign exchange impact resulting from the relative weakening Canadian dollar as the debentures are denominated in euros due to the interest rate swaps in place and $0.2 million of which related to the 2023 Debentures issued in December 2016.

Interest expense associated with the mortgages and construction loans increased $0.6 million in the year ended December 31, 2016 in comparison to the prior year primarily due to increased draws on the construction loans prior to the repayments in November 2016 (see "SIGNIFICANT MATTERS — Purchase of Non-Controlling Interests") as well as the foreign exchange impact resulting from the weakening of the Canadian dollar as the mortgages and the construction loans were denominated in US dollars.

Granite REIT 2016 23

Early Redemption Costs of Unsecured Debentures

In the year ended December 31, 2016, Granite recorded early redemption costs related to the 2018 Debentures of $11.9 million which included a redemption premium of $11.2 million and $0.7 million of accelerated amortization of issuance costs.

Foreign Exchange Gains

Granite recognized net foreign exchange gains of $0.4 million and $0.3 million in the years ended December 31, 2016 and 2015, respectively. The net foreign exchange gains of $0.4 million in the year ended December 31, 2016 related to $0.9 million of realized foreign exchange gains on derivative financial instruments related to foreign exchange contracts, partially offset by $0.5 million of foreign exchange losses from the remeasurement of certain assets and liabilities of the Trust that are denominated in US dollars and euros.

The net foreign exchange gains in the year ended December 31, 2015 of $0.3 million primarily related to $0.5 million of foreign exchange gains from the remeasurement of certain assets and liabilities of the Trust that are denominated in US dollars and euros, partially offset by $0.2 million in foreign exchange losses on derivative financial instruments related to foreign exchange contracts.

Fair Value Gains on Investment Properties, Net

Net fair value gains on investment properties were $175.9 million in the year ended December 31, 2016 compared to $73.1 million in the prior year. In the year ended December 31, 2016, approximately $160 million of the total net fair value gains of $175.9 million were attributable to positive changes in leasing assumptions relating to lease extensions or renewals and extensions associated with the 15 properties, including seven special purpose properties, that were concluded with Magna (see "SIGNIFICANT MATTERS — Lease Renewals"). The changes in leasing assumptions generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows.

In the year ended December 31, 2015, the net fair value gains of $73.1 million were attributable to i) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular properties acquired in Europe in 2013 and the two properties recently developed in the United States, together with favourable changes to cash flow assumptions and ii) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following leasing and renewal activities, as well as market rent increases and the reduction in operating cash outflows for certain properties in North America; partially offset by iii) the negative impact of certain leases in Canada and the United States that were closer to expiry, for which the re-leasing assumptions were less favourable than the terms of leases currently in place. The compression in discount and terminal capitalization rates was attributable to multiple factors including the tenant quality, term of the lease, age and condition of the leased premises influenced by the economic conditions of the geographical area within which the specific property is located. Further, interest rates remained at historically low levels in the jurisdictions in which Granite operates, which lead to increased liquidity and resulted in strong demand and favorable asset pricing.

Fair Value Losses on Financial Instruments

Granite recognized net fair value losses on financial instruments of $1.2 million and $1.8 million in the years ended December 31, 2016 and 2015, respectively. Net fair value losses on financial instruments for the year ended December 31, 2016 included $3.5 million of fair value losses related to changes in the contingent consideration obligations which were recognized in connection with acquisitions completed in 2013 and subsequently settled in November 2016. These losses were partially offset by $2.4 million of unrealized fair value gains on foreign exchange contracts outstanding at the end of the year. Net fair value losses on financial instruments for the year ended December 31, 2015 included $1.5 million of unrealized fair value losses related to foreign exchange contracts outstanding at the end of the year and $0.3 million of fair value losses related to interest rate caps associated with the mortgages payable.

24 Granite REIT 2016

Loss on Sale of Investment Properties

The loss on sale of investment properties of $2.4 million for the year ended December 31, 2016 was primarily related to the costs associated with the sale of seven income-producing properties in the United States, Germany and Austria for aggregate gross proceeds of $42.0 million.

The loss on sale of investment properties of $1.4 million for the year ended December 31, 2015 was primarily related to the costs associated with the sale of six income-producing properties in Canada, the United States and Germany for aggregate gross proceeds of $16.3 million and the sale of a vacant property in Austria which closed in the first quarter of 2016, for gross proceeds of $5.0 million.

Income Tax Expense

Income tax expense for the year ended December 31, 2016 was $47.6 million compared to $36.2 in the prior year. Included in income tax expense for the years ended December 31, 2016 and 2015 was a current income tax expense of $6.9 million and $3.9 million, respectively, comprised of:

	Years Ended December 31,
	2016	2015
Foreign operations	$4.8	$3.8
Canadian corporate entities	(0.4)	(0.2)
Related to the sale of investment properties	1.3	0.7
Withholding taxes related to foreign dividends received	0.4	—
Change in reserve due to settlements of tax audits	(2.0)	(1.6)
Change in other tax reserves, net	2.8	1.2

Current tax expense	$6.9	$3.9

Also included in income tax expense for the years ended December 31, 2016 and 2015 was a deferred tax expense of $40.7 million and $32.3 million, respectively. Virtually all of the deferred tax expense was attributable to the foreign jurisdictions that Granite operates in and, for the respective periods, was comprised of:

	Years Ended December 31,
	2016	2015
Fair value gains/losses in respect of investment properties	$31.5	$23.1
Timing differences pertaining to tax depreciation	10.5	11.5
Related to the sale of investment properties	(1.5)	(0.7)
Other items	0.2	(1.6)

Deferred tax expense	$40.7	$32.3

The Trust's effective tax rate was 14.5% for the year ended December 31, 2016 as compared to 15.6% for the year ended December 31, 2015. The net decline in the effective tax rate primarily related to i) a higher proportion of fair value gains incurred in jurisdictions where deferred taxes are not recorded, offset by ii) early redemption costs of unsecured debentures expensed in the year ended December 31, 2016 having no tax benefit as the expense was incurred in a jurisdiction in which taxes are not recorded.

The Trust is structured with the objective of optimizing the after-tax distributions it receives from its various taxable subsidiary entities. Income tax and tax treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities, and may impact the level of taxable income earned by the Trust and the sources of income distributed by the Trust.

Granite REIT 2016 25

Net Income

For the year ended December 31, 2016, net income was $280.7 million compared to $195.5 million in the prior year. The increase of $85.2 million was primarily due to:

  i.
  an increase in fair value gains on investment properties of $102.8 million; and

  ii.
  an increase in rental revenue and tenant recoveries of $7.1 million, partially offset by;

  iii.
  an increase in income tax expense of $11.5 million primarily related to deferred income taxes; and

  iv.
  an expense of $11.9 million associated with the early redemption of the 2018 Debentures.

Net Income Attributable to Stapled Unitholders

Net income attributable to stapled unitholders for the years ended December 31, 2016 and 2015 was $279.3 million and $193.3 million, respectively. The non-controlling interests' share of net income in the years ended December 31, 2016 and 2015 was $1.4 million and $2.2 million, respectively.

Funds From Operations

	Years Ended December 31,
(in thousands, except per unit information)	2016	2015
Net income attributable to stapled unitholders	$279,325	$193,334
Add (deduct):
Fair value gains on investment properties, net	(175,924)	(73,082)
Fair value losses on financial instruments	1,150	1,760
Loss on sale of investment properties	2,420	1,413
Current income tax expense associated with the sale of investment properties	1,268	701
Deferred income tax expense	40,744	32,295
Non-controlling interests relating to the above	722	1,945

FFO	149,705	158,366

Early redemption costs of unsecured debentures	11,920	—

Comparable FFO	$161,625	$158,366

Basic FFO per stapled unit	$3.18	$3.37

Diluted FFO per stapled unit	$3.18	$3.36

Basic comparable FFO per stapled unit	$3.43	$3.37

Diluted comparable FFO per stapled unit	$3.43	$3.36

Basic number of stapled units outstanding	47,066	47,017

Diluted number of stapled units outstanding	47,066	47,097

Comparable FFO for the years ended December 31, 2016 and 2015 was $161.6 million and $158.4 million, respectively. The $3.2 million increase in comparable FFO was primarily due to:

  i.
  an increase in rental revenue and tenant recoveries of $7.1 million, partially offset by;

  ii.
  an increase in current tax expense of $2.4 million primarily due to a net favourable settlement of an income tax audit in 2015;

  iii.
  an increase in interest expense and other financing costs of $0.9 million; and

  iv.
  an increase in property operating costs of $0.5 million.

26 Granite REIT 2016

LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $30.0 million and $160.0 million in the three month period and year ended December 31, 2016, respectively. At December 31, 2016, the Trust had cash and cash equivalents of $246.2 million and stapled unitholders' equity of $1,948.2 million.

Cash Flows

Three Months Ended December 31, 2016

Components of the Trust's cash flows for the three month periods ended December 31, 2016 and 2015 were as follows:

	Three Months Ended December 31,
	2016	2015
Operating Activities
Net income	$29.5	$45.4
Items not involving current cash flows	2.4	(3.2)
Leasing commissions paid	(0.1)	(1.0)
Tenant allowances paid	(0.5)	—
Current income tax expense	1.3	0.6
Income taxes paid	(0.5)	(1.7)
Interest expense	4.1	4.5
Interest paid	(6.3)	(4.8)
Changes in working capital balances	0.1	(5.0)

Cash provided by operating activities	$30.0	$34.8

Investing Activities
Investment properties and fixed asset additions	$(1.1)	$(6.1)
Payment of contingent consideration	(8.8)	—
Cash provided by other investing activities	0.6	1.5

Cash used in investing activities	$(9.3)	$(4.6)

Financing Activities
Distributions paid	$(28.7)	$(27.1)
Proceeds from 2023 Debentures	400.0	—
Repayments of 2018 Debentures	(200.0)	—
Proceeds (repayments) of bank indebtedness, net	0.1	(25.2)
Proceeds from secured long-term debt	0.3	1.7
Repayments of secured long-term debt	(105.7)	(0.3)
Acquisition of non-controlling interests	(12.1)	—
Termination of cross currency interest rate swap	(1.7)	—
Cash provided by (used in) other financing activities	0.1	(0.1)

Cash provided by (used in) financing activities	$52.3	$(51.0)

Operating Activities

In the three month period ended December 31, 2016, operating activities generated cash of $30.0 million compared to $34.8 million in the prior year period. The $4.8 million net decrease over the prior year period was primarily related to the following:

  i.
  an $11.2 million redemption premium payment associated with the early redemption of the 2018 Debentures; and

Granite REIT 2016 27

  ii.
  a $1.5 million increase in interest paid primarily related to the early payment of accrued interest upon redemption of the 2018 Debentures, partially offset by;

  iii.
  a $5.1 million increase in cash provided by changes in working capital balances;

  iv.
  a $1.2 million decrease in income taxes paid; and

  v.
  a $0.9 million decrease in leasing commissions paid.

In the three month period ended December 31, 2016, changes in working capital balances increased cash by $0.1 million primarily due to a decrease in accounts receivable of $0.6 million and a decrease in prepaid expenses of $0.7 million, partially offset by a decrease in deferred revenue of $1.0 million related to the timing of rental receipts, in particular the receipt of advance rents in the third quarter at two properties in the United States.

For the three month period ended December 31, 2015, changes in working capital balances used cash of $5.0 million. The components comprised a decrease in accounts payable and accrued liabilities of $2.0 million primarily due to the timing of payments for property-related and administrative expenses and a decrease in deferred revenue of $3.1 million due to the timing of rental receipts.

Investing Activities

Investing activities for the three month period ended December 31, 2016 used cash of $9.3 million which consisted primarily of an $8.8 million payment for the contingent consideration obligations from acquisitions completed in 2013 and maintenance or improvement capital expenditures of $1.1 million related to properties in Canada.

Investing activities for the three month period ended December 31, 2015 used cash of $4.6 million which was comprised primarily of investment property development and expansion capital expenditures for properties in North America, the Netherlands and Poland of $6.1 million, partially offset by a $1.5 million reduction in restricted cash due to the reimbursement of improvements for a property in the Netherlands.

Financing Activities

Cash provided by financing activities for the three month period ended December 31, 2016 of $52.3 million consisted primarily of the following:

  i.
  $400.0 million of proceeds received from the issuance of the 2023 Debentures, partially offset by;

  ii.
  a $200.0 million repayment for the redemption of the 2018 Debentures and $1.7 million paid to settle the 2018 Cross Currency Interest Rate Swap;

  iii.
  $12.1 million to purchase the remaining non-controlling interests at five properties in the United States;

  iv.
  a $105.7 million repayment of mortgages and construction loans that occurred primarily with the purchase of the non-controlling interests; and

  v.
  distribution payments of $28.7 million.

Cash used in financing activities for the three month period ended December 31, 2015 of $51.0 million was primarily attributed to $27.1 million of distribution payments and $25.2 million of repayments of US dollar denominated bank indebtedness, partially offset by $1.7 million of proceeds from a construction loan.

28 Granite REIT 2016

Year Ended December 31, 2016

Operating Activities

	Years Ended December 31,
	2016	2015
Net income	$280.7	$195.5
Items not involving current cash flows	(121.9)	(32.2)
Leasing commissions paid	(2.5)	(1.6)
Tenant allowance paid	(1.2)	(0.6)
Current income tax expense	6.9	3.9
Income taxes paid	(0.2)	(5.9)
Interest expense	17.8	17.3
Interest paid	(19.6)	(17.2)
Changes in working capital balances	—	0.6

Cash provided by operating activities	$160.0	$159.8

For the year ended December 31, 2016, cash provided by operating activities generated cash of $160.0 million compared to $159.8 million in the prior year. The $0.2 million net increase over the prior year was primarily related to the following:

  i.
  a $6.5 million increase in rental revenue (excluding straight-line adjustments);

  ii.
  a $4.1 million reduction in general and administrative expenses (excluding non-cash unit-based compensation expense) largely due to severance expense recorded in 2015; and

  iii.
  a $5.7 million reduction in income taxes paid, partially offset by;

  iv.
  an $11.2 million redemption premium payment associated with the early redemption of the 2018 Debentures;

  v.
  a $0.9 million increase in lease commissions paid primarily from the lease-up of the developed property in Pennsylvania, United States;

  vi.
  a $0.6 million increase in tenant allowances paid;

  vii.
  a $2.4 million increase in interest paid which primarily resulted from the early payment of accrued interest upon redemption of the 2018 Debentures; and

  viii.
  a $0.5 million increase in property operating costs.

The change in working capital balances of less than $0.1 million for the year ended December 31, 2016 consisted primarily of a $2.7 million decrease in accounts receivable mainly due to the receipt of value-added tax associated with the construction expenditures for the developed property in Poland, partially offset by a $2.4 million decrease in accounts payable and accrued liabilities primarily attributable to compensation payments relating to severance and director/trustee special committee fees.

The change in working capital balances for the year ended December 31, 2015, which generated cash of $0.6 million, was primarily due to a $1.3 million increase in deferred revenue from the timing of rental receipts and a $1.4 million increase in accounts payable and accrued liabilities primarily attributable to compensation related and professional fee accruals, partially offset by a $1.5 million increase in accounts receivable mainly due to a value-added tax receivable associated with the development land acquisition and construction expenditures for the property in Poland.

Granite REIT 2016 29

Investing Activities

Investing activities for the year ended December 31, 2016 generated cash of $11.8 million. The major components included $39.6 million of net proceeds received from the disposition of seven income-producing properties, partially offset by an $8.8 million payment of contingent consideration obligations related to the acquisitions completed in 2013 as well as $19.3 million of investment property capital expenditures of which $2.1 million related to maintenance or improvements and $17.2 million primarily related to the recently completed development property in Poland and the two developed properties in the United States which were recently leased to non-Magna tenants.

Investing activities for the year ended December 31, 2015 used cash of $20.8 million. The major components included $26.6 million of investment property capital expenditures of which $2.3 million related to maintenance or improvement and $24.2 million primarily related to development or expansion projects in the United States, Austria, the Netherlands and Poland, $6.0 million paid with respect to the acquisition of development land in Poland and $7.7 million of income tax payments related to the sale of the Mexican property portfolio in June 2014, partially offset by $15.4 million of net proceeds received on the disposal of six income-producing properties and a $4.3 million reduction in restricted cash due to the reimbursement to a tenant in the Netherlands for completed improvements to a property.

Financing Activities

For the year ended December 31, 2016, financing activities used cash of $40.0 million which was primarily due to:

  i.
  distribution payments of $113.1 million;

  ii.
  $200.0 million repayment for the redemption of the 2018 Debentures and $1.7 million paid to settle the 2018 Cross Currency Interest Rate Swap;

  iii.
  a net $94.8 million of secured long-term debt repayments which primarily related to settling the mortgage and construction loans in conjunction with the purchase of the remaining non-controlling interests;

  iv.
  a net $17.9 million of bank indebtedness repayments; and

  v.
  $12.1 million to purchase the remaining non-controlling interests at five properties in the United States, partially offset by;

  vi.
  $400.0 million of proceeds received from the issuance of the 2023 Debentures.

For the year ended December 31, 2015, financing activities used cash of $144.0 million which largely comprised distribution payments of $108.3 million and $51.7 million of repayments of US dollar denominated bank indebtedness, partially offset by $17.2 million of US dollar secured long-term debt borrowings for the recently completed developed property in Pennsylvania, United States.

30 Granite REIT 2016

Bank and Debenture Financing

Granite's debt consists of the following:

	December 31, 2016		December 31, 2015
	Carrying Value	%	Carrying Value	%
Unsecured debentures, net	$646.8	98	$447.7	76
Cross currency interest rate swaps, net	10.6	2	25.3	4
Mortgages, net	—	—	49.0	9
Construction loans, net	—	—	48.0	8
Bank indebtedness	—	—	19.4	3

	$657.4	100%	$589.4	100%

Fair value of investment properties	$2,653.1		$2,592.4

Leverage ratio(1)	25%		23%

(1)
Defined as the carrying value of total debt divided by the total fair value of investment properties.

Unsecured Debentures and Cross Currency Interest Rate Swaps

As previously noted, on December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2016, all of the 2023 Debentures remained outstanding and the balance net of issuance costs was $397.8 million.

Also on December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million and receive $400.0 million on November 30, 2023. As at December 31, 2016, the fair value of the cross currency interest rate swap was a net financial liability of $10.2 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions in particular the euro foreign exchange rate.

In July 2014, the Trust issued $250.0 million aggregate principal amount of Series 2 senior debentures due July 5, 2021 ("the 2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2016, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $249.0 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million and receive $250.0 million on July 5, 2021. As at December 31, 2016, the fair value of the cross currency interest rate swap was a net financial liability of $0.4 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions in particular the euro foreign exchange rate.

As previously noted, in the fourth quarter of 2016, the 2018 Debentures were fully redeemed for an aggregate redemption price of $213.2 million, which included a redemption premium of $11.2 million and accrued and unpaid interest of $2.0 million.

Upon redemption of the 2018 Debentures and also as previously noted, the Trust settled the 2018 Cross Currency Interest Rate Swap for $1.2 million which included $1.7 million related to the fair value of the principal proceeds less $0.5 million of interest savings.

Granite REIT 2016 31

Mortgages

In connection with the acquisitions completed in 2013, the Trust entered into two mortgages for US$ 36.5 million. The mortgages were to mature on June 10, 2017 and May 10, 2018 and both bore interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages were recourse only to the three investment properties acquired which were pledged as collateral. As noted previously, in the fourth quarter of 2016, the two mortgages were repaid in full for $46.6 million (US$ 34.7 million).

Construction Loans

In June 2014, Granite entered into a secured construction loan for US$ 26.2 million relating to the construction of a 0.75 million square foot industrial facility in the United States. The construction loan bore interest at LIBOR plus 2.25% and was scheduled to mature on June 20, 2017. As outlined earlier, in the fourth quarter of 2016, the construction loan was repaid in full for $34.5 million (US$ 25.7 million).

In July 2013, the Trust entered into a secured construction loan for US$ 17.0 million, subsequently increased to US$ 19.0 million, relating to the construction of a logistics-warehouse facility in the United States. The construction loan bore interest at LIBOR plus 2.25% and was scheduled to mature on July 25, 2017. As outlined earlier, in the fourth quarter of 2016, the construction loan was repaid in full for $24.3 million (US$ 18.1 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit (the "Granite Credit Facility"). The Trust had the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. On January 23, 2017, the Trust entered into an amended and restated credit agreement confirming the extension of the maturity date from February 1, 2018 to February 1, 2019. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At December 31, 2016, the Trust had $0.2 million (2015 — $0.6 million) in letters of credit issued against the Granite Credit Facility and no amounts drawn (2015 — $19.4 million (US$ 14.0 million)) from the Credit Facility.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2016, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On issuance of the 2023 Debentures, Moody's Investors Service, Inc. ("Moody's") assigned a credit rating of Baa2 with a stable outlook and DBRS Limited ("DBRS") assigned a credit rating of BBB with a stable trend to the 2023 Debentures. On December 10, 2015, Moody's confirmed its credit rating of the 2018 Debentures and the 2021 Debentures of Baa2 with a stable outlook. On May 26, 2016, DBRS confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

32 Granite REIT 2016

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended December 31,		Years ended December 31,
(in thousands)	2016	2015	2016	2015
Net income	$29,528	$45,431	$280,692	$195,540

Cash flows provided by operating activities	30,041	34,807	159,991	159,844
Distributions paid and payable	(29,348)	(27,082)	(114,293)	(108,327)

Cash flows from operating activities in excess of distributions paid and payable	$693	$7,725	$45,698	$51,517

Distributions declared to stapled unitholders in the three month periods ended December 31, 2016 and 2015 were $29.3 million or 62.3 cents per stapled unit and $27.1 million or 57.6 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2016 and 2015 were $114.3 million or $2.43 per stapled unit and $108.3 million or $2.30 per stapled unit, respectively. Distributions for the three month periods ended December 31, 2016 and 2015 as well as for the years ended December 31, 2016 and 2015 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

Normal Course Issuer Bid

On April 20, 2016, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,647,837 of Granite's issued and outstanding stapled units. The NCIB commenced on April 26, 2016 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 25, 2017. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,386 stapled units, subject to certain exceptions. Granite has not made any purchases of its outstanding stapled units since the commencement of the NCIB.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and in Rules 13a-15(e) and 15d-15(e) under the United States Securities and Exchange Act of 1934 as of December 31, 2016 (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust's management, including their principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Granite REIT 2016 33

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust's internal control over financial reporting is a process designed by, or under the supervision of, the Trust's principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Trust's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of Granite's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2016.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust's combined financial statements as at and for the year ended December 31, 2016 and whose report is included in the Trust's annual report for fiscal 2016, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2016. The attestation report precedes the audited financial statements included in the Trust's annual report for fiscal 2016.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2016 that have materially affected, or that are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

34 Granite REIT 2016

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2016, future payments, including interest payments, under these contractual obligations were as follows:

		Payments due by year
(in thousands) As at December 31, 2016
	Total	2017	2018	2019	2020	2021	Thereafter
Unsecured debentures	$650,000	$—	$—	$—	$—	$250,000	$400,000
Cross currency interest rate swaps	10,641	—	—	—	—	443	10,198
Interest payments:
Unsecured debentures, net of cross currency interest rate swaps	99,126	15,554	16,088	16,088	16,088	16,088	19,220
Tenant allowance payable	8,501	—	8,501	—	—	—	—
Construction, development and capital commitments	73,307	73,307	—	—	—	—	—

	$841,575	$88,861	$24,589	$16,088	$16,088	$266,531	$429,418

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

Off-balance sheet arrangements consisted of $0.2 million in letters of credit, construction, development and capital commitments of approximately $73.3 million and $2.4 million related to certain operating agreements.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 6, 7, 8, 16 and 20 to the audited combined financial statements for the year ended December 31, 2016 and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, refer to note 18 to the audited combined financial statements for the year ended December 31, 2016.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,122,803 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 47,123,006 at December 31, 2016 resulted from the redemption of 203 stapled units in January 2017.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 21.7 cents per stapled unit, representing, on an annualized basis, $2.60 per stapled unit. Total distributions declared in the year ended December 31, 2016 were $114.3 million or $2.43 per stapled unit. In January and February 2017, Granite declared monthly distributions of 21.7 cents per stapled unit or $10.2 million, with respect to the one month periods ended January 31, 2017 and February 28, 2017, respectively. The distribution declared in January 2017 was paid on February 15, 2017 and the distribution declared in February 2017 will be paid on March 15, 2017.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of

Granite REIT 2016 35

assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2016. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2016. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the audited combined financial statements for the year ended December 31, 2016 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

36 Granite REIT 2016

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2016, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has

Granite REIT 2016 37

a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

IFRS 2, Share-based Payment ("IFRS 2")

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite's business, financial condition, operating results and prospects. These risks and uncertainties are discussed in the AIF filed with securities regulators in Canada and available online at www.sedar.com and the Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2016.

38 Granite REIT 2016

SELECTED ANNUAL AND QUARTERLY DATA

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2016 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit information) Years ended December 31,	2016	2015	2014
Rental revenue and tenant recoveries	$223,401	$216,299	$207,410

Net income attributable to stapled unitholders:
Continuing operations	$279,325	$193,334	$63,456
Discontinued operations	—	—	6,757

Net income attributable to stapled unitholders	$279,325	$193,334	$70,213
Add (deduct):
Fair value losses (gains) on investment properties	(175,924)	(73,082)	51,620
Fair value losses (gains) on financial instruments	1,150	1,760	(177)
Acquisition transaction costs	—	—	189
Loss (gain) on sale of investment properties	2,420	1,413	(1,416)
Current income tax expense associated with sale of investment properties	1,268	701	1,538
Deferred income tax expense	40,744	32,295	4,238
Non-controlling interests relating to the above	722	1,945	(104)
FFO adjustments related to discontinued operations	—	—	(848)

FFO	149,705	158,366	125,253
Early redemption costs of unsecured debentures	11,920	—	28,580

Comparable FFO(1)	$161,625	$158,366	$153,833

Total assets(2)	$2,911,642	$2,731,837	$2,447,758

Total unsecured debentures, mortgages, construction loans and bank indebtedness(3)	$646,768	$564,024	$575,773

Basic FFO per stapled unit	$3.18	$3.37	$2.66

Diluted FFO per stapled unit	$3.18	$3.36	$2.66

Basic comparable FFO per stapled unit(1)	$3.43	$3.37	$3.27

Diluted comparable FFO per stapled unit(1)	$3.43	$3.36	$3.27

Cash distributions declared per stapled unit	$2.43	$2.30	$2.21

Payout ratio(1)	71%	68%	67%

Basic stapled units outstanding	47,066	47,017	47,001

Diluted stapled units outstanding	47,066	47,097	47,071

(1)
Comparable FFO in the year ended December 31, 2016 excludes $11.9 million with respect to the early redemption of the 2018 Debentures and comparable FFO for the year ended December 31, 2014 excludes $28.6 million with respect to the early redemption of debentures that were to mature in December 2016.

(2)
Change primarily due to investment properties. See "INVESTMENT PROPERTIES" and note 3 to the audited combined financial statements for the year ended December 31, 2016.

(3)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

Granite REIT 2016 39

(in thousands, except per unit information)	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Total 2016
Rental revenue and tenant recoveries	$56,377	$56,387	$56,347	$54,290	$223,401

Net income attributable to stapled unitholders	$42,425	$57,179	$150,293	$29,428	$279,325
Add (deduct):
Fair value gains on investment properties	(8,714)	(26,034)	(134,967)	(6,209)	(175,924)
Fair value losses (gains) on financial instruments	(849)	682	2,553	(1,236)	1,150
Loss (recovery) on sale of investment properties	339	1,035	1,070	(24)	2,420
Current income tax expense (recovery) associated with sale of investment properties	(981)	1,688	561	—	1,268
Deferred income tax expense	8,179	5,286	22,984	4,295	40,744
Non-controlling interests relating to the above	955	111	(316)	(28)	722

FFO	41,354	39,947	42,178	26,226	149,705
Early redemption costs of unsecured debentures	—	—	—	11,920	11,920

Comparable FFO	$41,354	$39,947	$42,178	$38,146	$161,625

Basic and Diluted FFO per stapled unit	$0.88	$0.85	$0.90	$0.56	$3.18

Basic and Diluted comparable FFO per stapled unit	$0.88	$0.85	$0.90	$0.81	$3.43

Cash distributions declared per stapled unit	$0.587	$0.609	$0.609	$0.623	$2.43

Payout ratio(1)	67%	72%	68%	77%	71%

Basic stapled units outstanding	47,025	47,073	47,073	47,094	47,066

Diluted stapled units outstanding	47,032	47,081	47,083	47,094	47,066

(1)
Payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period.

40 Granite REIT 2016

(in thousands, except per unit information)	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Total 2015
Rental revenue and tenant recoveries	$53,036	$53,470	$54,854	$54,939	$216,299

Net income attributable to stapled unitholders	$54,362	$46,097	$47,710	$45,165	$193,334
Add (deduct):
Fair value gains on investment properties	(25,243)	(21,511)	(15,287)	(11,041)	(73,082)
Fair value losses (gains) on financial instruments	(611)	851	1,258	262	1,760
Loss on sale of investment properties	185	48	726	454	1,413
Current income tax expense associated with sale of investment properties	350	—	351	—	701
Deferred income tax expense	9,353	12,710	5,746	4,486	32,295
Non-controlling interests relating to the above	399	2,109	(733)	170	1,945

FFO	$38,795	$40,304	$39,771	$39,496	$158,366

Basic FFO per stapled unit	$0.82	$0.86	$0.85	$0.84	$3.37

Diluted FFO per stapled unit	$0.82	$0.86	$0.84	$0.84	$3.36

Cash distributions declared per stapled unit	$0.576	$0.576	$0.576	$0.576	$2.30

Payout ratio	70%	67%	68%	69%	68%

Basic stapled units outstanding	47,017	47,017	47,017	47,017	47,017

Diluted stapled units outstanding	47,085	47,087	47,100	47,025	47,097

FORWARD-LOOKING STATEMENTS

This MD&A and accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the ability of Granite to find satisfactory acquisition opportunities, Granite's ability to dispose of any non-core assets on satisfactory terms, Granite's ability to purchase stapled units under its NCIB, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities, the reduction in general and administrative costs (excluding the impact of fair value remeasurement adjustments), the savings in interest expense and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-

Granite REIT 2016 41

looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2016 dated March 1, 2017, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2016 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

42 Granite REIT 2016

QuickLinks

  EXHIBIT 3